7:42

mission, visit https://wefunder.com/minwo



01:18

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Melanie Akwule, MBA Author now

My business is to put Black businesses on....

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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7:42

Melanie Akwule, MBA
My business is to put Black businesses on. 🚀 | Techstars '21
now •

MINWO Inc. is not a non-profit, but #GivingTuesday sounded like a great day to tell my LinkedIn community that we're testing the waters through Wefunder (see comments for more info).

If you're interested in learning how to support our mission, visit https://wefunder.com/minwo


01:15

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Melanie Akwule, MBA Author now •••
My business is to put Black businesses on....

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1:57 LTE

Melanie Akwule, MBA
My business is to put Black businesses on. 🚀 | Techstars '21
now •

It's my birthday and one of my wishes this year is to pay my US team full time salaries, but that requires funds.

So. Check out our Wefunder campaign and support if you believe in me and what I'm building at MINWO Inc. ❣️

www.wefunder.com/minwo



Melanie
ANUCHI
It's my
Birthday!
The best birthday present
Follow what we are building at MINWO.co and support our WeFunder campaign to help us reach to our goal faster.
wefunder.com/minwo

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1:57 LTE



The best
birthday present
Follow what we are building at MINWO.co
and support our WeFunder campaign to
help us reach to our goal faster.
wefunder.com/minwo

nent

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Melanie Akwule, MBA Author now

My business is to put Black businesses on....

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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10:08 5G E

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Girl Melanie, MBA
@mel_anuchi

$3,100 until we hit that milestone goal. 🤯


MINWO Inc.
Powering the Black Business Ecosystem
Be a part of something great
Support us in reaching our WeFunder campaign goal
Melanie Akwule
Founder & CEO
Kimberly Gant
VP Digital & Design
Adriane Lanier
Cyber Ops Manager
Tyrome Sweet
Head of Engineering
Support us by visiting
wefunder.com/minwo
minwo.co
MINWO Inc.
MINWO_Co

10:07 AM · 3/24/22 · Twitter for iPhone

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10:08 5G E

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great
Support us in reaching our WeFunder campaign goal
Founder & CEO
VP Digital & Design
Adriane Lanier
Cyber Ops Manager
Tyrome Sweet
Head of Engineering
Support us by visiting
wefunder.com/minwo
minwo.co
MINWO Inc.
MINWO_Co

10:07 AM · 3/24/22 · Twitter for iPhone

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Girl Melanie, MBA @mel_anuchi · 8s

Replying to @mel_anuchi

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

1

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Thread


great
Support us in reaching our WeFunder campaign goal
Adriane Lanier
Tyrome Sweet
Support us by visiting
wefunder.com/minwo
minwo.co
MINWO Inc.
MINWO_Co

1

Girl Melanie, MBA @mel_anuchi · 30s

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

1

Girl Melanie, MBA
@mel_anuchi

No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

September Update

You Last Updated: 11/5/21 at 9:07 am

Subject: September 2021 @ MINWO | Rialto's Live & See you at Venture Atlanta

Happy Friday,

Q3 2021 has been one for the books. We (finally) opened Rialto to public Beta and it came with a facelift to its product website. Thank you to everyone that provided feedback and helped us hone our messaging.

I won't steal my own thunder, so check out the rest of the work the team's been up to below.

Have a great weekend!

-Melanie

Asks:

- **BizDev:** Hustle Forward 2021 is **tomorrow**. Get your ticket or forward the landing page to a Black business owner in your network.
- **Fundraising:** our campaign on Wefunder has reached $26,000. There's still time to support the campaign if you're interested. Be sure to 1) read this disclosure and 2) share with a friend!
- **Travel:** I'll be in Atlanta mid-October. If you'd like to meet live, I have time open on October 19 and October 22nd. Don't hesitate to reach out!

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.